

FOR IMMEDIATE RELEASE

MMRGlobal to Report Record 2014 Revenues

LOS ANGELES, CA (March 9, 2015) - MMRGlobal, Inc. (OTCQB: MMRF) ("MMR"), a leading provider of Personal Health Records ("PHRs") through its patented MyMedicalRecords product and service offerings, today announced that the Company plans on reporting record revenues for Calendar Year 2014. This is in addition to previously announced results from the third quarter, which does not include the fourth quarter results and revenues from a third large retail pharmacy company. The Company will also announce its first sales and licensing agreement in Canada for the distribution of the MyMedicalRecords Personal Health Record, where MMR holds a Canadian patent for "Method and System for Providing Online Medical Records." In 2015, MMR also plans on selling selected portions of its biotech assets which include a broad array of tissue, blood and tumor samples collected from its FavId™ vaccine trials that MMR is informed has significant value.

Additionally, the Company is in negotiations in numerous regions in the Middle East and with previous licensees in Japan regarding sales, licensing and other strategic opportunities involving its Personal Health Record products and services. Governments in the Middle East are focused on an agenda to utilize health IT as part of an ambitious expansion of their healthcare system, particularly pertaining to the fight against diabetes. Also, given the number of expats, MyMedicalRecords further responds to the needs of the region by providing instant access to health data 24/7 from any healthcare professional anywhere in the world. Japan also has mandates regarding the use of Personal Health Records which went into effect following the Tsunami disaster of 2011. MMR has Personal Health Record patents both issued and pending in Japan.

In most GCC countries, non-communicable diseases (NCDs) along with demographic changes are shifting the burden of disease to lifestyle habits and risky behaviors. Diabetes is a #1 health problem, with cardiovascular disease, hypertension and obesity on the rise. Coordinating care for the chronic disease pandemic is essential, and having real-time access to health information in an emergency can be life-saving. MyMedicalRecords enables timely communication between patients and their healthcare providers to reduce medical errors and more effectively manage care.

MyMedicalRecords is a secure, easy-to-use, comprehensive Personal Health Record that uses its patented technologies to give patients and healthcare providers the ability share medical records interoperably into a PHR account. The information is then accessible from any Internet-connected computer anywhere in the world with no special hardware or software requirements. A separate Emergency Login feature enables first responders and medical personnel to have read-only access to potentially life-saving information in the event of a medical emergency.

In addition to being a leading provider of secure and easy-to-use Personal Health Records through its MyMedicalRecords PHR, MMR also offers the MMRPro document management and imaging systems for healthcare professionals, and the MyEsafeDepositBox solution which provides an online site to securely store important legal, financial, insurance and other important documents, as well as medical and personal health information. MMR currently has 13 issued U.S. health IT patents including U.S. Patent Nos. 8,301,466; 8,352,287; 8,352,288; 8,121,855; 8,117,646; 8,117,045; 8,321,240; 8,498,883; 8,626,532, 8,645,161; 8,725,537; 8,768,725 and 8,775,212, as well as additional applications and continuation applications involving inventions pertaining to Personal Health Records, Patient Portals and other Electronic Health Record systems. Beyond the U.S., MMR has patents issued, pending and/or applied for in 11 other countries or regional authorities of commercial interest including Australia, Singapore, New Zealand, Mexico, Japan, Canada, Hong Kong, China, South Korea, Israel and Europe.

About MMRGlobal, Inc.
MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, retail pharmacies, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com. Follow us on Facebook.com/MMRGlobal and Twitter.com/mmrglobal.

Forward-Looking Statements
All statements in this release that are not strictly historical facts are "forward-looking statements." Such forward-looking statements are based on MMR's current assumptions, beliefs and expectations, and involve risks, uncertainties and other factors that may cause MMR's actual results to be materially different from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words such as "expect," "plan," "possibility," "offer," "if," "negotiate," "when," "believe," "will," "estimate," "continue," and similar expressions. Risks, uncertainties, and other factors that could cause or contribute to such differences include, but are not limited to: ongoing and future intellectual property enforcement actions; the ability to successfully litigate or settle claims of patent infringement; MMR's ability to develop, license and monetize its patent and the additional patents in the portfolio for both MMR's health IT and biotechnology IP assets; reliance upon the successful operations of its business partners in selling MMR's products and services, the timing of milestone payments in connection with licensing its IP; MMR's ability to obtain necessary financing, generate sufficient cash flow, and maintain appropriate indebtedness; and the increasing development of market competition in the area of personal and electronic health records. These factors and others are described in more detail in MMR's public filings with the Securities and Exchange Commission, including the risks discussed in the "Risk Factors" section in MMR's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Copies of these reports can be found on MMR's website (www.mmrglobal.com) under the heading "Investor Relations." MMR is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

CONTACT:

Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz